As filed pursuant to Rule 424(b)(5)
Registration No. 333-82940-02
Prospectus supplement
(To prospectus dated March 1, 2002)

5,000,000 shares

Common stock

Puget Energy, Inc. is selling 5,000,000 shares of common stock with the related preferred share purchase rights.

Our common stock is listed on the New York Stock Exchange under the symbol “PSD.” On October 30, 2002, the last sale price of the shares as reported on the New York Stock Exchange was $22.50 per share.

	Per Share	Total

Public offering price	$20.70	$103,500,000

Underwriting discount	$0.70	$3,500,000

Proceeds, before expenses, to Puget Energy, Inc.	$20.00	$100,000,000

The underwriter may also purchase up to an additional 750,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares to purchasers on or about November 5, 2002.

JPMorgan

October 31, 2002

Prospectus supplement

Prospectus

You should rely only on information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “Puget Energy,” “we,” “our” and “us” refer to Puget Energy, Inc. and our subsidiaries.

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Prospectus supplement summary

This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus carefully and the consolidated financial statements incorporated by reference into this prospectus supplement, before making an investment decision. This prospectus supplement may add to, update or change information in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, the information in this prospectus supplement will apply and supersede that information in the accompanying prospectus. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriter’s over-allotment option.

Puget Energy, Inc.

Puget Energy, Inc. is an energy services holding company incorporated in the State of Washington. Subject to limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935. We do not own or operate any significant assets other than the stock of our direct subsidiaries, Puget Sound Energy, Inc. and InfrastruX Group, Inc. All of our operations are conducted through Puget Sound Energy and InfrastruX.

Our utility business: Puget Sound Energy

Our principal subsidiary is Puget Sound Energy, a public utility engaged in the generation, transmission, distribution and sale of electric energy and the purchase, distribution, transportation and sale of natural gas. Puget Sound Energy is the largest electric and gas utility headquartered in Washington State, serving a territory covering approximately 6,000 square miles, principally in the Puget Sound region.

At September 30, 2002, Puget Sound Energy had approximately 952,000 electric customers, of which approximately 89% were residential customers, 10% were commercial customers and 1% were industrial, transportation and other customers. At September 30, 2002, Puget Sound Energy had approximately 615,000 gas customers, of which approximately 92% were residential customers, 7% were commercial customers and 1% were industrial and transportation customers.

Our nonregulated business: InfrastruX

Our nonregulated subsidiary, InfrastruX, is a holding company for businesses that provide gas and electric construction and maintenance services to the utility industry. Since its formation in 2000, InfrastruX has grown through the acquisition of ten businesses located primarily in Texas and the mid-west and eastern United States. InfrastruX has relationships with a diverse group of major utilities.

Recent developments

Third quarter earnings release

On October 16, 2002, we announced income for common stock of $6.6 million, or $0.07 per share, for the third quarter of 2002 compared to income for common stock of $4.7 million, or $0.05 per share, for the third quarter of 2001.

Declaration of dividends

On October 8, 2002, we announced that our board of directors declared a quarterly dividend on our common stock of $0.25 per share. The dividend is payable on November 15, 2002 to shareholders of record as of the close of business on October 18, 2002.

Rates and regulation

Electric general rate case settlement

On June 20, 2002, the Washington Utilities and Transportation Commission (WUTC) issued final regulatory approval of the comprehensive electric rate settlement submitted by Puget Sound Energy, key constituents and customer groups, WUTC staff and the Washington State Attorney General’s Public Counsel Section. The settlement resolved Puget Sound Energy’s electric general rate case and key issues of its gas general rate case, originally filed with the WUTC in November 2001. The settlement provided Puget Sound Energy a 4.6% electric general rate increase, effective July 1, 2002, that will generate approximately an additional $59 million annually. In addition, the settlement provides for an 8.76% overall return on capital based on a projected capital structure with an equity component of 40% and an authorized 11% return on common equity. The settlement also resolved all electric and gas cost allocation issues and established an 8.76% overall return on capital for the gas general rate case.

The electric general rate case settlement also includes a power cost adjustment mechanism that triggers if Puget Sound Energy’s costs to provide customers electricity falls outside certain bands from a normalized level of power costs established in the electric general rate case. Puget Sound Energy’s cumulative maximum pre-tax earnings exposure due to power cost variations over the four-year period ending June 30, 2006 is limited to $40 million plus 1% of the excess. All significant variable power supply cost drivers are included in the power cost adjustment mechanism (hydroelectric generation variability, market price variability for purchased power and surplus power sales, natural gas and coal fuel price variability, generation unit forced outage risk and wheeling cost variability). The power cost adjustment mechanism apportions increases or decreases in power costs, on a graduated scale, between Puget Sound Energy and its customers in the following manner:

Annual Power Cost Variability	Customers’ Share	Puget Sound Energy’s Share(1)

+/– $20 million	0%	100%
+/– $20-$40 million	50%	50%
+/– $40-$120 million	90%	10%
+/– $120 million or more	95%	5%

(1)	Over the four-year period July 1, 2002 through June 30, 2006, Puget Sound Energy’s share of pre-tax power cost variations is capped at a cumulative $40 million plus 1% of the excess.

Interest will be accrued on any overcollection or undercollection of the customers’ share of the excess power cost that is deferred. Puget Sound Energy can also request a power cost adjustment rate surcharge if for any 12-month period the projected deferred power cost will exceed $30 million.

The settlement requires Puget Sound Energy to rebuild its common equity ratio to at least 39% over a 3½-year period, with milestones of 34%, 36% and 39% at the end of 2003, 2004 and 2005, respectively. If Puget Sound Energy should fail to meet this schedule, it would be subject to a 2% rate reduction penalty.

Gas general rate case settlement

On August 28, 2002, the WUTC issued final regulatory approval of the comprehensive gas rate settlement submitted by Puget Sound Energy, key constituents and customer groups, WUTC staff and the Washington State Attorney General’s Public Counsel Section resolving all remaining issues in Puget Sound Energy’s gas general rate case. The settlement provides for a gas general rate increase of 5.8%, effective September 1, 2002, that will generate approximately an additional $35.6 million annually. The gas general rate case settlement leaves intact Puget Sound Energy’s existing purchased gas adjustment mechanism, which passes through to customers increases or decreases in the gas supply portion of the natural gas service rates based upon changes in the prices. Puget Sound Energy’s gas margin and net income is not affected by the change in purchased gas adjustment rates.

The offering

Issuer	Puget Energy, Inc. 411 108th Avenue N.E. Bellevue, Washington 98004-5515 Telephone: 425-454-6363

Common stock offered	5,000,000 shares

Approximate number of shares of common stock to be outstanding after this offering(1)	92,692,857 shares

Listing	New York Stock Exchange

Symbol	PSD

Use of proceeds
We estimate that our net proceeds from this offering, without exercise of the over-allotment option, will be approximately $99,875,000. Such proceeds will be invested into Puget Sound Energy, which will use the proceeds to reduce its debt. Funds that are not required immediately may be invested by Puget Sound Energy in marketable securities and short-term investments.

(1)	The number of shares of our common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of September 30, 2002.

The number of shares outstanding after this offering assumes that the underwriters’ over-allotment option is not exercised. If the underwriter exercises its over-allotment option in full, we will issue and sell an additional 750,000 shares and will receive additional proceeds before expenses of $15,000,000.

Selected consolidated financial data

The selected consolidated statement of operations data set forth below for the years ended December 31, 1999, 2000 and 2001 as well as the selected consolidated balance sheet data set forth below as of December 31, 2000 and 2001 are derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus supplement. The selected consolidated statement of operations data set forth below for the years ended December 31, 1997 and 1998 as well as the selected consolidated balance sheet data set forth below as of December 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements, which are not included or incorporated by reference into this prospectus supplement. The selected consolidated statement of operations data set forth below for the six-month periods ended June 30, 2001 and June 30, 2002 and the selected consolidated balance sheet data as of June 30, 2002 are derived from our unaudited interim consolidated financial statements, which are incorporated by reference into this prospectus supplement and have been prepared on the same basis as the audited consolidated financial statements and, in management’s opinion, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position at that date and the results of operations for those periods. Operating results for the six-month periods are not necessarily indicative of our results for the full year. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, the related notes and the independent auditors’ reports, in our annual report on Form 10-K for the year ended December 31, 2001, and our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2002 and June 30, 2002, which reports are incorporated by reference into this prospectus supplement.

	Years Ended December 31,					Six Months Ended June 30,
(in thousands except per share data)	1997	1998	1999	2000	2001	2001	2002

						(unaudited)
Operations Data:
Operating revenue(1)	$1,681,528	$1,923,856	$2,067,944	$3,395,808	$2,886,560	$1,734,529	$1,279,843
Operating income	210,638	295,098	307,816	363,872	297,121	196,612	153,404
Income before cumulative effect of accounting change	125,698	169,612	185,567	193,831	121,588	106,512	57,847
Income for common stock from continuing operations	108,363	156,609	174,502	184,837	98,426	87,520	53,895
Basic earnings per common share from continuing operations	1.28	1.85	2.06	2.16	1.14	1.02	0.62
Diluted earnings per common share from continuing operations	1.28	1.85	2.06	2.16	1.14	1.01	0.62
Dividends per common share	1.78	1.84	1.84	1.84	1.84	0.92	0.71
Book value per common share	16.06	16.00	16.24	16.61	15.66	16.70	15.85

	Years Ended December 31,					Six Months Ended June 30,
(in thousands except per share data)	1997	1998	1999	2000	2001	2001	2002

						(unaudited)
Balance Sheet Data:
Total assets at period-end	$4,493,306	$4,709,687	$5,145,606	$5,556,669	$5,546,977	$5,578,551	$5,481,106
Long-term debt(2)	1,412,153	1,475,106	1,783,139	2,170,797	2,127,054	2,165,649	2,197,457
Short-term debt(3)	423,538	557,905	652,332	397,316	468,100	423,974	212,319
Redeemable preferred stock	78,134	73,162	65,662	58,162	50,662	50,662	43,162
Preferred stock not subject to mandatory redemption	95,488	95,075	60,000	60,000	60,000	60,000	60,000
Corporation obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of the corporation	100,000	100,000	100,000	100,000	300,000	300,000	300,000
Common equity	1,358,077	1,352,680	1,379,073	1,426,640	1,362,724	1,443,604	1,387,298
(1)
Certain amounts previously reported in 2000, 2001 and the six months ended June 30, 2001 and 2002 have been reclassified as required by EITF 02-3-“Accounting for Contracts Involved in Energy Trading and Risk Management Activities,” with no effect on net income.

(2)	Excludes long-term debt maturities due within one year.
(3)	Includes long-term debt maturities due within one year.

Special note regarding forward-looking statements

This prospectus supplement, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these as forward-looking and provide meaningful cautionary language identifying important factors that could cause actual results to differ from the projected results. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative of such terms or other comparable terminology. Forward-looking statements provide our current expectations or forecasts of future events.

Any or all of our forward-looking statements in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein or therein, and in any other public statements we make may turn out to be wrong. Forward-looking statements reflect our current expectations and are inherently uncertain. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect the accuracy of our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially. Some important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include:

•  governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC) and the WUTC, with respect to allowed rates of return, financings, industry and rate structures, acquisition and disposal of assets and facilities, operation and construction of hydro, distribution and transmission facilities, recovery of purchased energy and other capital investments, and present or prospective wholesale and retail competition;

•  the bankruptcy filing by Enron Corporation, financial difficulties by other energy companies and related events, which may affect the regulatory and legislative process in unpredictable ways and also adversely affect the availability of and access to capital and credit markets;

•  weather, which can have a potentially serious impact on Puget Sound Energy’s revenues and its ability to procure adequate supplies of gas, fuel or purchased power to serve its customers and on the cost of procuring such supplies;

•  hydroelectric conditions, which can have a potentially serious impact on electric capacity and Puget Sound Energy’s ability to generate electricity;

•  the stability and liquidity of wholesale energy markets generally, including the effect of price controls promulgated in June 2001 by FERC on the availability and price of wholesale energy purchases and sales in the western United States;

•  the effect of wholesale and retail competition (including, but not limited to, electric retail wheeling and transmission costs);

•  the amount of collection, if any, of Puget Sound Energy’s receivable from the California Independent System Operator;

•  changes in, and compliance with, environmental and endangered species laws, regulations, decisions, and policies;

•  industrial, commercial and residential growth and demographic patterns in the service territories of Puget Sound Energy;

•  the loss of any significant customer, or changes in the business of a major customer that may result in changes in demand for services of Puget Sound Energy;

•  the impact of significant events, such as the attack on September 11, 2001;

•  the ability of Puget Energy and Puget Sound Energy to access the capital markets to support requirements for working capital, construction costs and the repayment of maturing debt;

•  capital market conditions, including changes in the availability of capital or interest rate fluctuations;

•  default by counterparties in the wholesale natural gas and electricity markets that owe Puget Sound Energy money or energy;

•  continued deterioration of liquidity in the forward markets in which Puget Sound Energy transacts hedges to manage its energy portfolio risks, which can limit Puget Sound Energy’s ability to enter into financial contracts and, therefore, its ability to manage its portfolio risks;

•  changes in Puget Energy’s or Puget Sound Energy’s credit ratings, which may have an adverse impact on the availability and cost of capital;

•  legal and regulatory proceedings; and

•  employee workforce factors, including strikes, work stoppages or the loss of a key executive.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Use of proceeds

We expect to receive net proceeds from this offering of approximately $99.9 million ($114.9 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to invest the net proceeds from this offering into Puget Sound Energy, which will use the proceeds to reduce its debt. Funds that are not required immediately may be invested by Puget Sound Energy in marketable securities and short-term investments.

Price range of our common stock and dividend policy

Our common stock trades on the New York Stock Exchange under the symbol “PSD.” The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the New York Stock Exchange and dividends paid.

	Price Range		Quarterly Cash Dividends
	High	Low
Year Ended December 31, 2000
First Quarter	$24.13	$18.94	$0.46
Second Quarter	24 81	21.31	0.46
Third Quarter	26.19	21.88	0.46
Fourth Quarter	28.00	23.13	0.46

Year Ended December 31, 2001
First Quarter	$27.75	$20.63	$0.46
Second Quarter	26.24	22.54	0.46
Third Quarter	26.95	20.50	0.46
Fourth Quarter	23.11	18.51	0.46

Year Ending December 31, 2002
First Quarter	$23.60	$19.20	$0.46
Second Quarter	21.23	19.27	0.25
Third Quarter	22.50	16.63	0.25
Fourth Quarter (through October 30, 2002)	22.50	18.75	0.25	(1)
(1)	Reflects the dividend payable on November 15, 2002 to shareholders of record on October 18, 2002.

On October 30, 2002, the closing sale price of our common stock as quoted on the New York Stock Exchange was $22.50 per share. As of October 2, 2002, there were approximately 45,743 holders of record of our common stock.

Future payments of dividends, and the amounts of these dividends, will depend on our financial condition, results of operations, capital requirements and other factors deemed relevant by our board of directors.

Our primary source of funds for the payment of dividends to our shareholders is dividends paid to us by Puget Sound Energy and our other subsidiaries. Puget Sound Energy’s payment of common stock dividends to us is restricted by provisions of covenants applicable to its preferred stock and long-term debt contained in Puget Sound Energy’s articles of incorporation and electric and gas mortgage indentures.

We have a Stock Purchase and Dividend Reinvestment Plan. Under this plan, our shareholders may automatically reinvest common stock cash dividends in shares of our common stock at market prices. In addition, investors and existing shareholders may make optional cash purchases of common stock at market prices in amounts up to $10,000 per month, unless such limit is waived by us.

Capitalization

The following table sets forth our capitalization as of June 30, 2002:

•  on an actual basis; and

•  on an unaudited adjusted basis to reflect the sale of the 5,000,000 shares of common stock offered by us at the public offering price of $20.70 per share, less the underwriting discount and estimated offering expenses payable by us.

	At June 30, 2002 (unaudited)
(in thousands)	Actual	As adjusted

Short-term debt (includes current maturities of long-term debt)	$212,319	$112,444
Capitalization:
Long-term debt (excluding current maturities)	2,197,457	2,197,457
Corporation-obligated, mandatorily redeemable preferred securities	300,000	300,000
Redeemable preferred stock	43,162	43,162
Preferred stock not subject to mandatory redemption	60,000	60,000
Common equity	1,387,298	1,487,173

Total short-term debt and capitalization	$4,200,236	$4,200,236

Underwriting

Subject to the terms and conditions of the underwriting agreement dated October 31, 2002, we have agreed to sell to J.P. Morgan Securities Inc., as underwriter, and J.P. Morgan Securities Inc. has agreed to purchase, 5,000,000 shares of our common stock. The underwriting agreement provides that if the underwriter takes any of these shares, then it must take all of these shares.

The underwriter is offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by it. The underwriter will offer to sell the shares to the public at the offering price shown on the cover page of this prospectus supplement. The underwriter may sell shares to securities dealers at a discount of up to $0.42 per share from the public offering price. Any such securities dealers may resell shares to certain other brokers or dealers, at a discount of up to $0.10 per share from the public offering price. After the offering, the underwriter may vary the public offering price and other selling terms.

If the underwriter sells more shares than the total number shown on the front cover of this prospectus supplement, the underwriter has the option to buy up to an additional 750,000 shares of common stock from us to cover such sales. It may exercise this option during the 30-day period from the date of this prospectus supplement.

The following table shows the per share and total underwriting discounts that we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares

Underwriting discounts

	Without over- allotment exercise	With over- allotment exercise

Per share	$0.70	$0.70
Total	$3,500,000	$4,025,000

The underwriter has advised us that it may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriter of a greater number of shares than it is required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the 750,000 shares subject to the underwriter’s over-allotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriter may reduce or close out its covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriter will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any naked short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriter to cover all or a portion of its short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriter has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, it may engage in transactions, including stabilizing bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for the purchase of shares of common stock on behalf of the underwriter for the purpose of fixing or maintaining the price of the common stock.

We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $125,000.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

We have agreed with the underwriter that, subject to limited exceptions, for a period of 90 days following the date of this prospectus supplement, without the prior written consent of the underwriter, we will not dispose of any shares of common stock or any securities convertible into or exchangeable for common stock.

From time to time in the ordinary course of their respective businesses, the underwriter and its affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates.

Legal matters

The validity of the common stock and certain matters relating thereto will be passed upon, on behalf of Puget Energy, Inc., by Perkins Coie LLP, Seattle, Washington. Certain legal matters will be passed upon on behalf of the underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. From time to time Skadden, Arps, Slate, Meagher & Flom LLP provides legal services to Puget Energy and Puget Sound Energy.

Experts

The consolidated financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Prospectus

Puget Energy, Inc.

Common stock

Puget Energy, Inc. may offer shares of common stock from time to time with an aggregate public offering price of up to $500,000,000. The specific terms and amounts of the securities will be fully described in a prospectus supplement that will accompany this prospectus. Please read both the prospectus supplement and this prospectus carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “PSD.” On February 13, 2002, the last reported sales price of our common stock on the NYSE was $21.41 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 1, 2002.

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About this prospectus

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may sell our common stock in one or more offerings. This prospectus provides you with a general description of our common stock. Each time we offer common stock, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement together with additional information described below.

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or our common stock, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

Special note regarding forward-looking statements

Our disclosure and analysis in this prospectus, in any prospectus supplement and in the documents incorporated by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative of those terms or comparable terminology. Forward-looking statements provide our current expectations or forecasts of future events.

Any or all of our forward-looking statements in this prospectus, in any prospectus supplement, in the documents incorporated herein by reference and in any other public statements we make may turn out to be wrong. Forward-looking statements reflect our current expectations and are inherently uncertain. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect the accuracy of our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially. Some important factors that could cause actual results or outcomes to differ materially from those discussed in our forward-looking statements include:

•  the outcome and timing of general and interim rate cases filed by Puget Sound Energy with the Washington Utilities and Transportation Commission (Washington Commission) on

November 26, 2001 and December 3, 2001, respectively, that request electric and gas rate increases to address significant under recovery of Puget Sound Energy’s projected power costs, among other issues;

•  governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC) and the Washington Commission with respect to allowed rates of return, financings, industry and rate structures, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and other capital investments, and present or prospective wholesale and retail competition;

•  weather and hydroelectric conditions, which can have a potentially serious impact on Puget Sound Energy’s ability to procure adequate supplies of fuel or purchased power to serve its customers and on the cost of procuring such supplies;

•  wholesale energy prices, including the effect of price controls promulgated in June 2001 by the FERC on the availability and price of wholesale power purchases and sales in the western United States;

•  effect of wholesale and retail competition (including, but not limited to, electric retail wheeling and transmission costs);

•  changes in, and compliance with, environmental and endangered species laws and policies;

•  industrial, commercial and residential growth and demographic patterns in the service territories of Puget Sound Energy;

•  the loss of any significant customer, or changes in the business of a major customer that may result in changes in demand for the services of Puget Sound Energy;

•  the impact of significant events, such as the attack on September 11, 2001;

•  the ability of Puget Energy and Puget Sound Energy to access the capital markets to support requirements for working capital, construction costs and the repayment of maturing debt;

•  capital market conditions, including changes in availability of capital or interest rate fluctuations;

•  changes in Puget Energy’s or Puget Sound Energy’s credit ratings, which may have an adverse impact on the availability and cost of capital;

•  legal and regulatory proceedings; and

•  employee workforce factors, including strikes, work stoppages or the loss of a key executive.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any section entitled “Risk Factors” that appears in any prospectus supplement accompanying this prospectus.

Where you can find more information

We file reports, proxy statements and other information with the Securities and Exchange Commission. These SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In connection with this offering, we have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. As permitted by SEC rules, this prospectus omits certain information included in the registration statement. For a more complete understanding of the securities we may offer, you should refer to the registration statement, including its exhibits.

The SEC allows us to “incorporate by reference” into this prospectus the information we file separately with it, which means we may disclose important information by referring you to those other documents. The information we incorporate by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have filed previously with the SEC. These documents contain important information about us and our finances.

SEC Filings (File No. 1-16305)	Period/Date

• Annual Report on Form 10-K	Year ended December 31, 2000

• Quarterly Reports on Form 10-Q	Quarter ended March 31, 2001
Quarter ended June 30, 2001 (Amendment filed on October 18, 2001)
Quarter ended September 30, 2001 (Amendment filed on December 26, 2001)

• Current Reports on Form 8-K	Filed January 2, 2001
Filed January 10, 2001
Filed January 30, 2001
Filed March 13, 2001
Filed April 6, 2001
Filed April 18, 2001
Filed July 20, 2001
Filed August 30, 2001
Filed September 4, 2001
Filed September 19, 2001
Filed October 15, 2001
Filed October 24, 2001
Filed November 28, 2001
Filed December 3, 2001
Filed December 4, 2001
Filed December 24, 2001
Filed January 4, 2002
Filed January 31, 2002
Filed February 8, 2002
Filed February 13, 2002

• Definitive Proxy Statement on Schedule 14A	Filed March 16, 2001, in connection with our 2001 annual meeting of shareholders

The documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15 of the Securities Exchange Act of 1934 after the date of this prospectus are also incorporated by reference into this prospectus.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Investor Relations
Puget Energy, Inc.
411-108th Avenue N.E.
Bellevue, Washington 98004-5515
(425) 454-6363

Puget Energy

Puget Energy, Inc. is a holding company incorporated in the State of Washington. All of our operations are conducted through our subsidiaries.

Our principal subsidiary is Puget Sound Energy, Inc., a public utility furnishing electric and gas service in a territory covering approximately 6,000 square miles, principally in the Puget Sound region of Washington State. As of December 31, 2001, Puget Sound Energy had approximately 940,600 electric customers, consisting of approximately 834,200 residential, 100,600 commercial, 4,000 industrial and 1,800 other customers; and approximately 606,000 gas customers, consisting of approximately 556,000 residential, 47,100 commercial, 2,800 industrial and 100 gas transportation customers.

In addition to our ownership of Puget Sound Energy, we also own InfrastruX Group, Inc. InfrastruX is a holding company for nonregulated businesses that provide design, construction, engineering and other infrastructure services to the utility industry.

Subject to limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935. Our executive office is located at 411-108th Avenue N.E., Bellevue, Washington 98004-5515, and our telephone number is (425) 454-6363.

Use of proceeds

Unless otherwise indicated in the accompanying prospectus supplement, we expect to use the net proceeds from the sale of common stock offered hereby for general corporate purposes, including capital expenditures, investments in subsidiaries, working capital and the repayment of debt. We will describe any specific allocation of the proceeds to a particular purpose that has been made at the date of any prospectus supplement in the appropriate prospectus supplement.

Description of capital stock

We are authorized to issue 250,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common stock

As of February 5, 2002, there were 87,023,210 shares of common stock outstanding, held of record by 48,700 shareholders. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Our restated articles of incorporation do not permit cumulative voting in the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. In the event of liquidation, dissolution or winding up of Puget Energy, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred stock

Our board of directors has authority to issue 50,000,000 shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by our shareholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. Accordingly, preferred stock could be issued with terms that could delay or prevent a change of control of Puget Energy or make removal of management more difficult. We have no shares of preferred stock outstanding as of the date of this prospectus.

Antitakeover effects of charter documents and Washington law

Provisions of our restated articles of incorporation, our bylaws and Washington law may be deemed to have an antitakeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders.

Preferred stock

As noted above, our board of directors, without shareholder approval, has the authority under our restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Election and removal of directors

Our board of directors is divided into three classes, each class having a three-year term that expires on a year different from the other classes. At each annual meeting of shareholders, the successors to the class of directors whose terms are expiring are elected to serve for three-year terms. This classification of the board of directors has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the directors. In addition, our directors may be removed only for cause. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of Puget Energy and may maintain the incumbency of our board of directors.

Shareholder meetings

Our articles of incorporation provide that shareholders may not call a special meeting of the shareholders. Our board of directors, the chairman of the board, the chief executive officer and the president each may call special meetings of shareholders.

Requirements for advance notification of shareholder nominations and proposals

Our bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.

Washington law

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. The Washington Business Corporation Act generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of the acquisition. Such prohibited transactions include, among other things,

•  a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•  termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•  allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of Puget Energy.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

Shareholder rights plan

We have a shareholders rights plan pursuant to which holders of our common stock have been granted one preferred share purchase right on each outstanding share of common stock. The preferred share purchase rights are not currently exercisable and will become exercisable only upon the earlier of

•  the close of business on the tenth business day after a public announcement that a person has acquired beneficial ownership of 10% or more of our outstanding shares of common stock and

•  a date that our board of directors designates following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding shares of common stock which could result in the offeror becoming the beneficial owner of 10% or more of our outstanding shares of common stock.

Each preferred share purchase right entitles its registered holder to purchase from us one one-hundredth of a share of our Series R Participating Cumulative Preferred Stock, at a price of $65 per one one-hundredth of a preferred share, subject to certain antidilution adjustments.

If a person acquires beneficial ownership of 10% or more of our outstanding shares of common stock, the preferred share purchase rights will entitle each right holder, other than a beneficial owner of 10% or more of our outstanding shares of common stock, or any affiliate or associate of that person, to purchase, for the purchase price, the number of shares of our common stock which at the time of the transaction would have a market value of twice the purchase price.

Any preferred share purchase rights that are at any time beneficially owned by a beneficial owner of 10% or more of our outstanding shares of common stock, or any affiliate or associate of that person, will be null and void and nontransferable. Furthermore, any holder of any preferred share purchase rights who beneficially owns 10% or more than 10% of our shares of common stock, any affiliate or associate of that person, or any purported transferee or subsequent holder will be unable to exercise or transfer such person’s preferred share purchase rights.

After a person becomes the beneficial owner of 10% or more of our outstanding shares of common stock, our board of directors may elect to exchange each preferred share purchase right, other than those that have become null and void and nontransferable as described above, for shares of common stock, without payment of the purchase price. The exchange rate in this situation would be one-half the number of shares of common stock that would otherwise be issuable at that time upon the exercise of one preferred share purchase right.

Each of the following events would entitle each holder of a preferred share purchase right to purchase, for the purchase price, that number of shares of common stock of another publicly traded corporation which at the time of the event would have a market value of twice the purchase price:

•  the acquisition of Puget Energy in a merger by that publicly traded corporation;

•  a business combination between Puget Energy and that publicly traded corporation; or

•  the sale, lease, exchange or transfer of 50% or more of our assets or assets accounting for 50% or more of our net income or revenues, in one or more transactions, to that publicly traded corporation.

If any one of these events involved an entity that is not publicly traded, each holder of a preferred share purchase right would be entitled to purchase, for the purchase price and at such holder’s option:

•  that number of shares of the surviving corporation in the transaction, whether the surviving corporation is Puget Energy or the other corporation, which at the time of the transaction would have a book value of twice the purchase price;

•  that number of shares of the ultimate parent entity of the surviving corporation which at the time of the transaction would have a book value of twice the purchase price; or

•  that number of shares of common stock of the acquiring entity’s affiliate that has publicly traded shares of common stock, if any, which at the time of the transaction would have a market value of twice the purchase price.

At any time prior to any person acquiring beneficial ownership of 10% or more of our outstanding shares of common stock, our board of directors may redeem the preferred share purchase rights in whole, but not in part. The redemption price of $.01 per preferred share purchase right, subject to adjustment in certain circumstances, may be in cash, shares of common stock or other Puget Energy securities deemed by our board of directors to be at least equivalent in value.

Because of the nature of the preferred shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share issuable upon exercise of each preferred share purchase right should approximate the value of one common share. Customary antidilution provisions are designed to protect that relationship in the event of certain changes in the common and preferred shares.

The preferred share purchase rights have certain antitakeover effects and will cause substantial dilution to a person that attempts to acquire Puget Energy on terms not approved by our board of directors. The preferred share purchase rights should not affect any prospective offeror willing to make an all-cash offer at a full and fair price, or willing to negotiate with our board of directors. Similarly, the preferred share purchase rights will not interfere with any merger or other business combination approved by our board of directors since the board of directors may, at its option, redeem all, but not less than all, of the then outstanding preferred share purchase rights at the redemption price. The shareholder rights plan and the rights expire in December 2010.

Plan of distribution

We may sell our common stock

•  through underwriters or dealers;

•  through agents;

•  directly to purchasers; or

•  through a combination of any of these methods.

The prospectus supplement with respect to an offering will set forth the terms of the offering, including:

•  the name or names of any underwriters, dealers or agents;

•  the name or names of any managing underwriter or underwriters;

•  the purchase price of the common stock and the proceeds to us from their sale;

•  any underwriting discounts and commissions and other items constituting underwriters’ compensation;

•  any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•  any commissions paid to an agent;

•  any delayed delivery arrangements; and

•  any securities exchange on which the common stock may be listed.

Sale through underwriters or dealers

If underwriters are used in the sale, they will acquire the offered securities for their own account and may resell them on one or more occasions in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the offered shares will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered shares if any are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell our common stock in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered shares sold for their account may be reclaimed by the syndicate if the offered shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered shares, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

We may engage Cantor Fitzgerald & Co. to act as underwriter for an offering from time to time of our common stock in one or more placements in a Controlled Equity Offering “CEOSM”. In a CEO, if we reach agreement with Cantor on a placement, including the number of shares of common stock to be offered in the placement and any minimum price below which sales may not be made, Cantor would agree to use its commercially reasonable efforts, consistent with its normal trading and sales practices, to try to sell such shares on such terms. As a part of a CEOSM, Cantor could make sales in privately negotiated transactions, at the market in the existing trading market for our common stock, including sales made to or through a market maker or through an electronic communications network, or in any other manner that may be deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act and/or any other method permitted by law. At the market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part. Accordingly, we may not sell more than approximately $203,100,000 of our common stock in “at the market” offerings pursuant to this prospectus.

If dealers are utilized in the sale of our common stock, we will sell the offered securities to the dealers as principals. The dealers may then resell the offered securities to the public at varying prices to be determined by the dealers at the time of resale.

Direct sales and sales through agents

We may sell our common stock directly or through agents designated by us from time to time. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best-efforts basis for the period of its appointment.

We may sell our common stock directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The terms of these sales will be described in the related prospectus supplement.

Delayed delivery contracts

If indicated in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General information

Agents, dealers and underwriters may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect of liabilities under the Securities Act. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Disclosure of Commission position on
indemnification for securities act liabilities

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933. Section 6 of our bylaws provide for indemnification of our directors and officers to the maximum extent permitted by Washington law.

Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director’s personal liability to the corporation or its shareholders for monetary damages for conduct as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article II of our restated articles of incorporation contain provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to Puget Energy and our shareholders.

Officers and directors of Puget Energy are covered by insurance (with certain exceptions and certain limitations) that indemnifies them against losses and liabilities arising from certain alleged “wrongful acts,” including alleged errors or misstatements, or certain other alleged wrongful acts or omissions constituting neglect or breach of duty.

The underwriting agreements, which are filed as exhibits to the registration statement of which this prospectus is a part, contain provisions whereby the underwriters agree to indemnify Puget Energy, its directors and certain officers and other persons, and are incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Legal opinions

Unless otherwise indicated in the applicable prospectus supplement, the validity of the common stock will be passed on for Puget Energy by Perkins Coie LLP, Seattle, Washington. Certain legal matters with respect to the common stock will be passed on by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.

Experts

The financial statements and financial statement schedule incorporated in this prospectus by reference to Puget Energy’s Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

5,000,000 shares

Common stock

Prospectus Supplement

JPMORGAN

October 31, 2002